UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2006.

Commission File Number:  0-31108

EL NINO VENTURES INC.

(Translation of registrant’s name into English)

2303 WEST 41ST AVENUE VANCOUVER, BRITISH COLUMBIA  V6M 2A3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F __X___

Form 40-F_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  _____

Note:

Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  _____

Note:

Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes:  _____

       No:  __X___

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82- ___________.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

___EL NINO VENTURES INC._____

Registrant

_____”Taryn Downing”____________

Taryn Downing (Corporate Secretary)

_____December 11, 2006____________

Date

EL NINO VENTURES INC.

2303 West 41st Avenue

Vancouver, BC  V6M 2A3

FOR IMMEDIATE RELEASE

El Nino Options the Bancroft Uranium Properties

November 2, 2006, Vancouver, BC – El Niño Ventures Inc. (“El Niño”) (TSX.V  ELN; OTCBB: ELNOF: Frankfurt:  E7Q) is pleased to announce it has optioned its Bancroft Uranium properties to Boulder Creek Explorations Inc. (“Boulder”) a company incorporated under the laws of Nevada.

This agreement will finance the Bancroft properties through the next stages of exploration.  Under the terms of this agreement, El Niño wil receive 275,000 shares of Boulder, and cash payments totaling CDN $125,000 within the next 10 – 14 days.  Boulder can earn in a 60 percent interest by committing CDN $1,000,000 over the next two years and could earn up to 80 percent of the prject by issuing a further 300,000 shares and spending an addditional CDN $1,500,000.

El Niño will remain the operator for the first two years of this agreement and will receive a management fee of 10 percent of Exploration Expenditures and cash payment of CDN $40,000 a year for the second year and CDN $20,000 per year thereafter.

Mr. Jean Luc Roy, President of El Niño states:  “This agreement is very favorable to our shareholders as it completes two objectives; the project will be funded by Boulder and it will allow sufficient exploration funding to further investigate the project’s potential.”

About El Niño Ventures Inc.

El Niño is an exploration stage company whose corporate objective is to revisit former mining regions and apply the latest technologies to advanced stage exploration targets. El Niño Ventures has entered into an Option / Joint Venture Agreement with Xstrata Zinc Canada to explore the world class Bathurst Zinc / Base Metals Mining Camp in New Brunswick, Canada.  Currently the Bathurst project has a CDN$5 million budget of which 23,000 metres of drilling has commenced.  In addition to the Bathurst Mining Camp, El Nino Ventures continues to focus on advanced stage properties throughout Canada, Alaska and Europe.

On Behalf of the Board of Directors

“Jean Luc Roy”

Jean Luc Roy

President and COO

Further information:

Toll Free  1.800.667.1870

Tel:  604.685.1870

Fax  604.685.8045

2303 West 41st Avenue

Vancouver, BC  Canada   V6M 2A3

FORM 51-102F3

(Previously Form 53-901F)

Material Change Report

Item 1: Name and Address of Company

El Niño Ventures Inc.

2303 West 41st Avenue

Vancouver, BC,  V6M 2A3

Item 2: Date of Material Change:

November 2, 2006

Item 3: News Release:

A news release dated and issued on November 2, 2006 was disseminated through Stockwatch and Market News.

Item 4: Summary of Material Change:

El Niño Ventures Inc. is pleased to announce it has optioned its Bancroft Uranium properties to Boulder Creek Explorations Inc.

Item 5: Full Description of Material Change:

November 2, 2006, Vancouver, BC – El Niño Ventures Inc. (“El Niño”) (TSX.V  ELN; OTCBB: ELNOF: Frankfurt:  E7Q) is pleased to announce it has optioned its Bancroft Uranium properties to Boulder Creek Explorations Inc. (“Boulder”) a company incorporated under the laws of Nevada.

This agreement will finance the Bancroft properties through the next stages of exploration.  Under the terms of this agreement, El Niño wil receive 275,000 shares of Boulder, and cash payments totaling CDN $125,000 within the next 10 – 14 days.  Boulder can earn in a 60 percent interest by committing CDN $1,000,000 over the next two years and could earn up to 80 percent of the prject by issuing a further 300,000 shares and spending an addditional CDN $1,500,000.

El Niño will remain the operator for the first two years of this agreement and will receive a management fee of 10 percent of Exploration Expenditures and cash payment of CDN $40,000 a year for the second year and CDN $20,000 per year thereafter.

Mr. Jean Luc Roy, President of El Niño states:  “This agreement is very favorable to our shareholders as it completes two objectives; the project will be funded by Boulder and it will allow sufficient exploration funding to further investigate the project’s potential.”

Item 6: Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Executive Officer

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

Dated at the City of Vancouver, in the Province of British Columbia this 2nd day of November 2006.

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